Exhibit 14.1
Our Code of Conduct
Introductory Letter from Howard Brill, CEO
Global Employment Solutions has a commitment to high ethical standards — a commitment that has long been an important part of our history and culture. Preserving these standards has never been more important than in today’s competitive and rapidly changing business climate.
As we continue to grow our business, welcome new associates, and expand our services around the world, we will face challenging ethical dilemmas. This Code of Conduct represents our principles and our expectation that associates will act ethically and remain above reproach at all times. We need to ensure our ethical approach to business remains consistent and is widely understood.
Our Code of Conduct helps ensure that we can preserve our high ethical standards and abide by legislation governing publicly held corporations. Although we can’t anticipate every ethical situation or decision we might face, our Code serves as a consistent guideline for how we work with our clients, each other, and our business partners and communities.
Each associate at Global Employment Solutions is expected to read the Code thoroughly, adhere to both the intent and the spirit of what it says, and use it as a guide to make the right decisions and do the right thing — for our clients, our associates, and our stockholders. By doing so, we can preserve the high ethical standards that have helped fuel our past success and will contribute to our success in the future, and in the process make Global Employment Solutions a better place to work.
Global Employment Solutions Statement of Business Ethics
At Global Employment Solutions, we strive to act with high ethical standards. Specifically, we:
•	Obey all applicable laws, regulations, and professional standards that govern our business;

•	Maintain an environment of honesty, trust, and integrity;

•	Safeguard our ethics and never compromise or alter them for any reason; and

•	Recognize and value high ethical standards and report any unethical or illegal behavior.
Each of us at Global Employment Solutions, as well as the members of our Board of Directors, are expected to comply with both the letter and spirit of this Statement and Global Employment Solutions’ entire Code of Conduct in all our dealings with clients, service providers, business partners, and fellow associates. This includes all associates and where appropriate, third parties performing services for Global Employment Solutions or on behalf of Global Employment Solutions in every Global Employment Solutions location.
Compliance with our Code of Conduct will help us remain above reproach and allow us to continue to be recognized as an industry leader — by our clients, associates, stockholders, business partners, service providers, and the communities in which we work — for our high ethical standards.

Associate Accountabilities for Upholding Ethics at Global Employment Solutions
Upholding the Global Employment Solutions Code of Conduct
Each and every associate at Global Employment Solutions has the responsibility to uphold Global Employment Solutions’ high ethical standards. We have countless opportunities to demonstrate our ethical actions through our daily work and activities. To help us make ethical business decisions, all of us must follow the Code of Conduct, including the Statement of Business Ethics and the associate accountabilities described here. These accountabilities reinforce our commitment to each other, our stockholders, our clients, our service providers, and the communities in which we do business.
Associates who fail to comply with our Code of Conduct are subject to disciplinary action, up to and including separation, subject to local laws and existing agreements governing the terms of employment.
While it communicates clear standards for ethical behavior, it’s important for associates to understand that the Code of Conduct does not change the fundamental nature of the employment relationship between Global Employment Solutions and our associates, or create new or additional contractual rights between Global Employment Solutions, its associates or any third party. Except as explicitly restricted by applicable law or contract, each associates’ employment relationship with Global Employment Solutions is “at will”. This means that Global Employment Solutions or the associate may terminate the relationship at any time for any reason, with or without cause or prior notice.
The accountabilities outlined below apply to all associates at Global Employment Solutions in accordance with the Code of Conduct. By continuing to follow these accountabilities, we will continue to be recognized as an industry leader by our clients, investors, associates, and suppliers for upholding our high ethical standards.
Serving Our Clients
•	We are honest and trustworthy with our clients and their data.

•	We represent our products and services accurately.

•	We provide solutions that are in our clients’ best interests and deliver what we promise.

•	We do not compromise our ethics on behalf of, or at the request of, our clients.

•	We maximize the value of our services for our clients and for Global Employment Solutions.
Working With Service Providers/Suppliers
•	We select service providers by balancing cost, quality of service, diversity, and the needs of the business in order to provide the most value to our clients and the firm.

•	We act fairly and honestly with each service provider.

•	We do not accept any gifts that influence or obligate us or the firm in any way.
Dealing With Competitors
•	We focus our comments on our abilities and refrain from broad criticism. We use facts and accurate information when comparing ourselves with our competitors.

•	When a competitor is also a client, we treat each relationship as distinct so as not to compromise either.
Partnering With Outside Organizations
•	We are honest and trustworthy in all dealings and communicate openly with our business partners.

•	We treat all potential partners fairly throughout the process and negotiate in good faith.

Working With Each Other
•	We treat each other with respect and honesty.

•	We hold each other accountable for upholding Global Employment Solutions’ ethics, values, and policies.

•	We value each other’s differences and experience.
Communicating With the Media and Investor Community
•	We always direct any media or investor inquiries to Public Relations or Investor Relations as appropriate.

•	We are truthful and forthcoming with information to the media and our investors.
Recording and Reporting Financial Information
•	We accurately record financial and operating information (including revenue, expenses, billings, time and attendance) fairly, accurately, ethically and in a timely manner.

•	We timely and accurately publicly report our revenues and expenses.
Using Global Employment Solutions Resources and Company Assets
•	We use resources, technology, and supplies for serving our external and internal clients.

•	We use business assets appropriately and prudently.

•	We protect Global Employment Solutions’ assets and trade secrets.
Protecting the Security and Privacy of Information
•	We protect the security of our data and treat client, participant, and associate information as private and confidential.

•	We ensure that Global Employment Solutions’ trade secrets are protected as private and confidential.
Fundamental Obligations
The Code of Conduct can’t possibly address every ethical dilemma an associate may face. Regardless of the situation, you must always consider how your actions reflect on the integrity and credibility of the firm and how your decisions drive business results without compromising Global Employment Solutions’ long-standing history of high ethical standards.
The above accountabilities apply to all contexts in which we interact with others in our day-to-day work — our clients, each other, our suppliers, our competitors, other organizations, the media, and our investors. To adhere to these accountabilities, you must comply with the following fundamental obligations that drive these behaviors.
Conflicts of Interest
A conflict of interest occurs when your personal interests interfere, or appear to interfere, with the interests of Global Employment Solutions as a firm. Conflicts of interest can also arise when you or a member of your family or someone with whom you have a personal relationship have interests that may make it difficult for you to perform your Global Employment Solutions duties effectively. Although it’s not possible to list every conceivable conflict, following are examples of some common scenarios that must be reported:
•	Improper personal benefits from Global Employment Solutions. Conflicts of interest can arise when you or a member of your family or someone with whom you have a personal relationship receive improper personal benefits as a result of your position in Global Employment Solutions. You may not accept any personal benefits from Global Employment Solutions or others (e.g., service providers) that have not been approved pursuant to Global Employment Solutions policy and procedure, including any loans or guarantees of your personal obligations.

•	Personal relationships/Conflict of interest. Certain personal relationships (such as a close family or intimate relationship) between associates, between an associate and an employee of a client (that the associate supports), or an associate and a service provider (which the associate has the ability to influence decisions regarding the vendor relationship) may create an actual or perceived conflict of interest. You are responsible for reporting to your manager or HR if you are in any situation that has a potential for a conflict of interest as described above. Your manager or HR will work with you to determine an appropriate resolution.

•	Financial or employment interests in other businesses. You may not have an employment or ownership interest in any other enterprise if that interest compromises, or appears to compromise, your loyalty to Global Employment Solutions. For example, you may not be employed by or own an interest in a company that competes with Global Employment Solutions. Nor should you be employed by or own an interest in any company that does business with Global Employment Solutions (e.g., a supplier) where you have any involvement in the decision to retain that business. However, it is not a conflict of interest to invest in clients, competitors, or suppliers indirectly through a mutual fund or a registered investment company that owns publicly listed stock of such entities. Unless directed otherwise by Global Employment Solutions (e.g., participating in a Global Employment Solutions-sponsored charity), you may not conduct business for another organization during hours you are working for Global Employment Solutions nor should you use Global Employment Solutions’ facilities, supplies, or other assets in connection with any other business.

•	Business arrangements with Global Employment Solutions. Without the prior written approval of the CEO, you may not participate in a joint venture, partnership, or other business arrangement with Global Employment Solutions.

•	Using the Global Employment Solutions name in connection with activities outside of Global Employment Solutions. You are not authorized to use the Global Employment Solutions name in any activity outside of those involved in the fulfillment of your Global Employment Solutions duties, unless authorized in advance by Global Employment Solutions in writing.
Corporate Opportunities
If, as a result of your Global Employment Solutions employment (such as from a competitor, an actual or potential supplier, or a business associate of Global Employment Solutions), you learn of a business or investment opportunity that could reasonably be considered by Global Employment Solutions, you must inform your manager of the opportunity and you may not use such information for your personal gain (including sharing such information with potential competitors of Global Employment Solutions).

Adherence to Laws, Rules, and Regulations
You are expected to adhere to all applicable laws, regulations, and professional standards that govern our business. This includes not only laws that are applicable to the services we provide our clients, but also laws and regulations regarding the operation of our business, such as securities laws and rules regarding the reporting of financial information.
Global Policy Statements
Many of Global Employment Solutions’ policies are a part of the Code of Conduct and provide more context for understanding associate accountabilities. Global policy statements have been developed for policies having global application. These statements do not fully reflect the specific policy details and guidelines by work location. You are expected to refer to your local database or check with your HR Business Consultant or HR contact for policies specific to your location. Following is a description of our global policy statements.
Serving Our Clients
Agreements With Clients, Vendors/Suppliers, and Third Parties
We are committed to building and maintaining high-quality business relationships with our clients, vendors, and third parties. All associates who have contact with clients, vendors/suppliers, and third parties — including those who have decision-making and approval authority — must not engage in any activity that might affect the integrity and effectiveness of these relationships. We expect our associates to understand and comply with this principle and abide by Global Employment Solutions’ regional policies, local business practices, and applicable legislation. All agreements with clients, vendors/suppliers, and third parties — including purchasing requests, business letters of intent, and confidentiality agreements — must be reviewed and approved by legal counsel.
Preventing Legal Liability and Financial Loss for Global Employment Solutions and Our Clients
Every associate has an obligation to take reasonable steps to minimize the risk that our services could cause legal liability or financial loss to Global Employment Solutions or our clients. This includes delivering high-quality work, ensuring that our actions and client discussions are documented, managing client information with third parties, and acting with the highest level of honesty and professionalism in all we do. We are careful about accepting assignments that can bring risk to Global Employment Solutions or our clients. If you have any concerns about accepting an assignment, you should discuss it with your manager.
Gifts, Entertainment and Other Gratuities
At Global Employment Solutions, we are committed to building and maintaining sound business relationships with our clients, suppliers and other business partners. Accepting gifts can cloud our objectivity and create undue expectations in our business relationships. For this reason we purposely avoid any situation that could damage the integrity of these relationships such as accepting gifts, entertainment or other forms of gratuity. All associates are responsible for abiding by their local policy regarding gifts.

Working With Each Other
Harassment and Discrimination
We are committed to an environment of mutual appreciation and respect. Our position on harassment and discrimination is clear and explicit in that we do not tolerate any behavior that degrades, harasses, or discriminates against any other associate, client, vendor/supplier, contractor, or employee of a third-party provider. All associates are expected to learn how harassment and discrimination are defined and understand the process and policies in place to protect and enhance a culture of mutual appreciation and respect.
Substance Abuse in the Workplace
We are committed to providing a safe, healthy, and professional work environment that is not impacted by the risks of associates working while under the influence of alcohol, illegal drugs, or the abuse of legally prescribed or legally available drugs. To fulfill this commitment, we have established a principle that prohibits the possession, use, manufacture, sale, or distribution of illegal drugs within a Global Employment Solutions-owned facility or vehicle or within the scope of your employment while off premises. Global Employment Solutions’ facilities can include Global Employment Solutions-owned or leased buildings, parking lots, garages, grounds, and vehicles located there.
Maintaining a Nonviolent Workplace
We are committed to providing a safe work environment without violence or weapons. Our position is clear in that we do not tolerate acts of violence and abusive or threatening behavior, including verbal, written, or other nonverbal threats, or physical attacks. This includes behavior at Global Employment Solutions-sponsored events, as well as at client sites where the associate performs work. Weapons are prohibited in the workplace, as well as in any personal motor vehicle brought to the premises. We expect associates not to encourage, initiate, or engage in workplace violence. This also applies to behaviors with clients, vendors/suppliers, and contractors.
Consulting With the Media and Investor Community
Communicating With the Media, Industry Analysts, and the Investor Community
Media and Industry Analyst Relations
Our relationships with the global business media and industry analysts are important ones. We work with both audiences to build awareness of Global Employment Solutions’ business, services, and expertise in staffing, outsourcing and consulting. Our policy is that all media and industry analyst communications must be managed and approved by Public Relations or Investor Relations. It is imperative that all associates adhere to this policy. Interactions with a reporter should not occur without the involvement of a regional Public Relations representative. Interactions with an industry analyst should not occur without the involvement of Investor Relations. If you should receive an inquiry from a reporter or industry analyst about Global Employment Solutions, you must contact your Corporate Public Relations representative or Investor Relations immediately. If you become aware of a situation that has the potential to impact the firm’s reputation, please contact your Corporate team as soon as possible so that the most appropriate course of action can be determined.
Investor Communications
As a publicly held company, Global Employment Solutions has certain obligations with respect to our communications with the investment community at large, the financial analyst community, and our stockholders. In addition, Global Employment Solutions must comply with applicable laws and regulations of the Securities and Exchange Commission (“SEC”), the Over the counter Stock Exchange, and any other regulatory bodies governing the nature and timing of our communications with such constituencies, including communications subject to the SEC’s Regulation FD. Therefore, communications to the investment community that are made by and on behalf of the firm are only to be made by Global Employment Solutions’ Chief Executive Officer, Chief Financial Officer , or persons designated by these officials (collectively, “Authorized Spokespersons”). Our policy is that no other person shall issue or participate in any such communication on behalf of Global Employment Solutions without the express prior consent of an Authorized Spokesperson.
Using Global Employment Solutions Resources and Company Assets
Personal Use of Internal Resources
Our work requires the use of Global Employment Solutions resources, such as office supplies, and equipment(use of technology resources is discussed in the Appropriate Use of Technology policy statement) to meet everyday business needs. The purpose of these resources is to serve the direct needs of our clients and internal business functions. We recognize that you may have an occasional need to use the firm’s resources for personal reasons. We expect all associates to follow applicable guidelines on the personal use of internal resources.
Appropriate Use of Technology
Technology is essential in serving the needs of our clients. Because of this, we are committed to researching new technologies and adopting them as appropriate to meet our business needs. At Global Employment Solutions, “technologies” are defined as any electronic tools or products designed to support the firm’s efforts to serve our clients; to improve communications between associates and clients, vendors, or other business-related contacts; and to help associates work more efficiently and effectively. Examples of technologies included in the scope of this Statement are the Internet; email; databases; PCs and laptops; personal digital assistants (PDAs); phone systems; shared technologies such as copiers, printers, and fax machines; and computer software.
Every associate is responsible for using existing and new technologies in an appropriate business manner. We recognize that associate roles differ, technology is always changing, and it’s a challenge to define all acceptable and discouraged behaviors related to the use of technology. We also recognize that you may have an occasional need to use the firm’s resources for personal reasons. However, we expect all associates to abide by the firm’s goals and values and understand that Global Employment Solutions’ technology is intended primarily for business use. It is never acceptable to use the firm’s resources to conduct illegal activities. Use of technology must comply with local laws related to issues such as copyright, trademark, data protection, privacy, insider trading, harassment, and discrimination. Associates are expected to use our technologies in a manner consistent with such laws and our internal policies.
It is never acceptable to view, share, or keep pornographic or violent material using Global Employment Solutions technologies. Global Employment Solutions’ professional image and reputation must be maintained with clients, prospective clients, vendors, associates, and others in the business community while using our technologies.

Protecting the Security and Privacy of Information
Confidentiality Agreements
Our recognize that some information, often referred to as “trade secrets” or “privacy protected,” could be detrimental to Global Employment Solutions or our clients if confidentiality is violated. We expect all associates to be aware of, and agree to, locally approved confidentiality guidelines and agreements. Our position is to protect our associates and clients from harm through the misuse of information that could have a negative impact on the firm, our clients, or our prospective clients. When an associate leaves Global Employment Solutions, that associate’s Global Employment Solutions work products remain the property of the firm.
Privacy
Global Employment Solutions strives to be a market leader in ensuring the confidentiality and security of the data it processes. This means that associates are expected to be sensitive to the way they treat personal information.
All associates must protect the confidentiality of personal information — of our clients, our clients’ employees, and associates at Global Employment Solutions. If your role involves working with personal data, you are required to:
•	Seek and disclose personal data only when it is needed to perform a business-related service to client employees or to other Global Employment Solutions;

•	Disclose the minimum information needed to perform Global Employment Solutions services;

•	Follow Global Employment Solutions’ policies, guidelines, and procedures related to security and confidentiality;

•	Limit your and others’ access to personal data so that it is used at the right time for the right reasons.
Information Security
Global Employment Solutions places a high importance on securing the information we collect and process on behalf of our clients and associates. Global Employment Solutions’ information security policy and supporting procedures are intended to preserve the integrity of our client relationships, protect client and associate data, and maintain legal compliance. Our objective is to maintain business continuity and avoid business damage by preventing and minimizing the impact of information security incidents.
Our policy outlines the requirements for the protection of corporate information and technology resources and applies to:
•	All Global Employment Solutions’ locations;

•	All computer applications (developed internally or by a third party);

•	All of Global Employment Solutions’ computer system platforms and operating systems; and

•	All users of Global Employment Solutions’ computing resources. (Users are defined as associates, contractors, temporary staff, and clients.)

Insider Trading
“Inside information” is information about a public company that is not yet available to the public and that a reasonable investor would consider important in making a decision about whether to buy, sell, or continue to hold the stock of that company. For this purpose, buying or selling Global Employment Solutions stock includes buying or selling any derivatives based on Global Employment Solutions stock, such as a put or call. Directors and executive officers may not enter into any transactions involving derivatives of Global Employment Solutions stock.
No associate shall buy or sell Global Employment Solutions stock while in possession of inside information or engage in any other action or conduct to financially gain, directly or indirectly, from inside information or pass it on to others. If you have inside information about Global Employment Solutions, you may not buy or sell Global Employment Solutions stock. Put another way, if the inside information leads you to want to buy or sell stock — don’t. The odds are that other people would feel the same way and thus you could be breaking the law. In addition, it’s critical that you not communicate inside information to anyone other than fellow associates or others who need to know the information in order to do Global Employment Solutions work.
This policy also applies to inside information concerning any other company you come in contact with in the course of your employment or association with Global Employment Solutions. To prevent any appearance of conflict of interest, neither you nor your immediate family members should own any stock or have any other financial interest in any client for whom you perform services.
Recording Information and Accuracy
Expense Reimbursement
Expense reports are an important responsibility for associates who travel on business or have other approved business expenses. We expect all associates to only submit legitimate business expenses and complete expense reports in a timely and accurate manner since these reports impact our client billing and financial reporting. Localized reimbursement guidelines and processes must be used.
Time Recording
For some of our products and services, we invoice our clients based upon the amount of time required by our associates to perform the work. We are committed to ensuring that all billings are fair and accurate. We expect all associates to accurately record the amount of time worked to the correct billing or client number. It is unacceptable to falsify or misrepresent your time on timecards, invoices, or other time-recording systems.
Records Retention and Disposal
We maintain and support a comprehensive records management program to properly maintain, protect, and dispose of records, as appropriate, on a local basis in the normal course of our business.
Global Employment Solutions’ records are maintained in accordance with established retention schedules , which are approved by General Counsel and the appropriate line of business, state / federal guidelines. Approved records retention schedules are found in the GES Records Management Reference database, which is the official location for the firm’s schedules.

Global Employment Solutions records are created and maintained in a manner that ensures integrity and accuracy of information. Records that are relevant to pending or ongoing litigation, investigation, or audit shall not be destroyed. Also, Global Employment Solutions records are the property of Global Employment Solutions and shall not be used for non-business-related or personal purposes.
Reporting an Issue or Concern
Global Employment Solutions’ Obligation to Associates
Global Employment Solutions encourages all associates to promptly report any situation they believe raises ethical, financial, or legal concerns regarding our behavior, whether the concerns are with the business, an individual, or a group of associates. The concerns may arise from a possible violation of our Code of Conduct or from related legal or financial issues, including possible violations of our policies not related to the Code of Conduct. In all situations, Global Employment Solutions takes any reported concerns seriously and will promptly investigate them. Global Employment Solutions strictly prohibits retaliation against anyone who, in good faith, reports any of these concerns or who participates in an investigation of such reports (whether the investigation is conducted by Global Employment Solutions, another private party, or a governmental representative).
Associates’ Obligation to Global Employment Solutions
If you are aware of any situation that may violate the law, our Code of Conduct, or our policies, you are expected to report it by one of the means noted below. Associates and service providers are required to cooperate with any investigation of an allegation of improper behavior. For associates, failure to cooperate will result in disciplinary action up to and including separation, subject to adherence to procedural requirements as determined by state and federal laws that govern the state in which you work..
Reporting an Issue
If You Are an Associate
Ask your manager or your manager’s manager. If you have an ethical issue or concern, the first step should be to discuss the issue with your manager (or your manager’s manager). Your manager is responsible for upholding Global Employment Solutions’ ethics and should be your primary resource.
Contact Human Resources. If you are not comfortable approaching your manager (or your manager’s manager) about an ethical dilemma, you can contact HR. He or she can assist you in finding the right resolution.
Code of Ethics for Senior Executive Financial Officers
Introduction
This Code of Ethics is applicable to any individual designated by the Global Employment Solutions Board of Directors as an officer for purposes of compliance with the financial reporting rules under Section 16 of the Securities Exchange Act of 1934 (together, “Senior Leaders”) as well as the General Counsel, and each person directly reporting to the Chief Financial Officer (together, “Senior Leaders”). This Code of Ethics supplements the requirements of the Code of Conduct as it applies to Senior Leaders.

While we expect honest and ethical conduct in all aspects of our business from all of our associates, we expect the highest possible conduct from our Senior Leaders. Senior Leaders are examples for other associates and are expected to foster a culture of transparency, integrity and honesty. Compliance with this Code of Ethics, as well as the Code of Conduct, is a condition to the employment of our Senior Leaders, and any violation of either may result in disciplinary action, up to and including termination, of their employment.
Waivers of either Code may be made only by the Board or a Board committee and will be disclosed in accordance with applicable law.
Outside Employment or Activities With a Competitor
Simultaneous employment with or serving as a director of a competitor of Global Employment Solutions is strictly prohibited, as is any activity that is intended to or that a Senior Leader should reasonably expect to advance a competitor’s interests at the expense of Global Employment Solutions interests. No Senior Leader may market products or services in competition with Global Employment Solutions’ current or potential business activities. It is a Senior Leader’s responsibility to consult with the Chief Executive Officer to determine whether a planned activity will compete with any of Global Employment Solutions’ business activities before the activity in question is pursued.
Outside Employment With a Supplier
Without the prior written approval of the CEO, no Senior Leader may be a supplier or be employed by, serve as a director of, or represent a supplier to Global Employment Solutions. Without the prior written approval of the CEO, no Senior Leader may accept money or benefits of any kind from a third party as compensation or payment for any advice or services that he or she may provide to a client, supplier or anyone else in connection with its business with Global Employment Solutions.
Family Members Working In The Industry
If a Senior Leader’s spouse or significant other, children, parents, or in-laws, or someone else with whom the Senior Leader has a familial relationship is a competitor or supplier of Company or is employed by one, the Senior Leader must disclose the situation to the CEO so that Global Employment Solutions may assess the nature and extent of any concern and how it can be resolved. Each Senior Leader must carefully guard against inadvertently disclosing Company confidential information and being involved in decisions on behalf of Global Employment Solutions that involve the other enterprise.
Should any Senior Leader have any doubt as to whether or not conduct would be considered a conflict of interest, please consult with the CEO.
Accurate Periodic Reports and Other Public Communications
As each Senior Leader is aware, full, fair, accurate, timely and understandable disclosure in our periodic reports filed with the SEC and in our other public communications is required by SEC rules and is essential to our continued success. Each Senior Leader is expected to exercise the highest standard of care in preparing such materials. We have established the following guidelines in order to ensure the quality of our periodic reports.
•	All Company accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.

•	All records must fairly and accurately reflect the transactions or occurrences to which they relate.

•	All records must fairly and accurately reflect in reasonable detail Global Employment Solutions’ assets, liabilities, revenues and expenses.

•	Global Employment Solutions’ accounting records must not contain any false or intentionally misleading entries.

•	No transaction may be intentionally misclassified as to accounts, departments or accounting periods or in any other manner.

•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

•	No required information may be concealed from the internal auditors or the independent auditors.

•	Compliance with Generally Accepted Accounting Principles and Global Employment Solutions’ system of internal accounting controls is required at all times.
Acknowledgment Form
Each Senior Leader will be required to acknowledge that (i) she or she has received and read the Code of Ethics for Senior Executive and Financial Officers and understood its contents; (ii) agree to comply fully with the standards contained in the Code of Conduct and Global Employment Solutions’ related policies and procedures; (iii) and report to the General Counsel any suspected violations of the Code of Ethics.